Exhibit 99.1

Financial News

CIBC ANNOUNCES SECOND QUARTER 2018 RESULTS

Toronto, ON – May 23, 2018 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2018.

Second quarter highlights

	Q2/18	Q2/17	Q1/18	YoY Variance	QoQ Variance
Reported Net Income	$1,319 million	$1,050 million	$1,328 million	+26%	-1%
Adjusted Net Income(1)	$1,345 million	$1,070 million	$1,433 million	+26%	-6%
Reported Diluted Earnings Per Share (EPS)	$2.89	$2.59	$2.95	+12%	-2%
Adjusted Diluted EPS(1)	$2.95	$2.64	$3.18	+12%	-7%
Reported Return on Common Shareholders’ Equity (ROE)	17.0%	17.7%	17.4%
Adjusted ROE(1)	17.4%	18.1%	18.8%
Basel III Common Equity Tier 1 Ratio (all-in basis)	11.2%	12.2%	10.8%

“In the second quarter, each of our business units performed well,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “We delivered robust earnings growth with continued progress on our strategy to build a relationship-oriented bank for a modern world with high quality, diversified earnings growth and disciplined expense and capital management. We remain focused on building a strong North American platform to serve our clients and invest in our communities.”

Results for the second quarter of 2018 were affected by the following items of note aggregating to a negative impact of $0.06 per share:

•	$26 million ($19 million after-tax) amortization of intangible assets; and
•	$9 million ($7 million after-tax) in transaction and integration-related costs net of purchase accounting adjustments associated with the acquisitions of The PrivateBank and Geneva Advisors.

We maintained strong Basel III Common Equity Tier 1, Tier 1 and Total capital ratios of 11.2%, 12.7% and 15.1%, respectively, compared with 10.8%, 12.4% and 14.1%, respectively, at the end of the prior quarter. CIBC’s Basel III leverage ratio at April 30, 2018 was 4.1%.

Today we announced our intention to seek Toronto Stock Exchange approval for a normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 9 million, or approximately 2% of our outstanding common shares, over the next 12 months.

Core business performance

Canadian Personal and Small Business Banking reported net income of $584 million for the second quarter, up $81 million or 16% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $586 million, up $82 million or 16% from the second quarter a year ago. Solid volume growth, wider spreads and higher fees were partially offset by higher spending on strategic initiatives and a higher provision for credit losses.

Canadian Commercial Banking and Wealth Management reported net income of $310 million for the second quarter, up $26 million or 9% from the second quarter a year ago, driven by higher revenue partially offset by higher expenses. The increase in revenue was driven primarily by deposit and lending growth, higher fees in commercial banking, and higher fee-based client assets in wealth management, partially offset by lower transactional volume and lower equity issuance activity.

U.S. Commercial Banking and Wealth Management reported net income of $138 million for the second quarter, up $112 million or 431% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $142 million, up $115 million or 426% from the second quarter a year ago, primarily due to the inclusion of the results of CIBC Bank USA beginning in the third quarter of 2017.

Capital Markets reported net income of $249 million for the second quarter, down $20 million or 7% from the second quarter a year ago, primarily due to higher non-interest expenses and a higher effective tax rate, partially offset by higher revenue. Higher foreign exchange trading revenue and higher revenue from corporate banking, debt underwriting and advisory activity were partially offset by lower equity derivatives trading revenue, lower equity underwriting revenue and lower investment portfolio gains.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses was $212 million, up $33 million or 18% from the second quarter a year ago, primarily due to an increase in provision on impaired loans as a result of the inclusion of the results of CIBC Bank USA. In addition, the same quarter last year included a reversal of credit losses on impaired loans due to recoveries in the oil and gas sector and a reduction in the collective allowance (prior to the adoption of IFRS 9 in the first quarter of 2018).

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 14 of our 2017 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		For the three months ended			For the six months ended
		2018	2018	2017	2018	2017
$ millions		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,289	$1,305	$1,035	$2,594	$2,428
After-tax impact of items of note (1)		26	105	20	131	(221)
Adjusted net income attributable to common shareholders (2)	B	$1,315	$1,410	$1,055	$2,725	$2,207
Diluted weighted-average common shares outstanding (thousands)	C	445,658	442,852	400,577	444,231	399,413
Reported diluted EPS ($)	A/C	$2.89	$2.95	$2.59	$5.84	$6.08
Adjusted diluted EPS ($) (2)	B/C	2.95	3.18	2.64	6.13	5.53
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$31,017	$29,677	$23,932	$30,336	$23,293
Reported return on common shareholders’ equity	A/D (3)	17.0%	17.4%	17.7%	17.2%	21.0%
Adjusted return on common shareholders’ equity (2)	B/D (3)	17.4%	18.8%	18.1%	18.1%	19.1%

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2018	Reported net income	$ 584	$ 310	$ 138	$249	$38	$1,319
Apr. 30	After-tax impact of items of note (1)	2	–	4	–	20	26
	Adjusted net income (2)	$ 586	$ 310	$ 142	$249	$58	$1,345
2018	Reported net income (loss)	$ 656	$ 314	$ 134	$322	$(98)	$1,328
Jan. 31	After-tax impact of items of note (1)	2	–	6	–	97	105
	Adjusted net income (2)	$ 658	$ 314	$ 140	$322	$(1)	$1,433
2017	Reported net income (loss)	$ 503	$ 284	$ 26	$269	$(32)	$1,050
Apr. 30	After-tax impact of items of note (1)	1	–	1	–	18	20
	Adjusted net income (loss) (2)	$ 504	$ 284	$ 27	$269	$(14)	$1,070
$ millions, for the six months ended
2018	Reported net income (loss)	$ 1,240	$ 624	$ 272	$571	$(60)	$2,647
Apr. 30	After-tax impact of items of note (1)	4	-	10	–	117	131
	Adjusted net income (loss) (2)	$ 1,244	$ 624	$ 282	$571	$57	$2,778
2017	Reported net income (loss)	$ 1,308	$ 560	$ 55	$616	$(82)	$2,457
Apr. 30	After-tax impact of items of note (1)	(243)	–	3	–	19	(221)
	Adjusted net income (loss) (2)	$ 1,065	$ 560	$ 58	$616	$(63)	$2,236
(1)	Reflects impact of items of note below.
(2)	Non-GAAP measure.
(3)	Annualized.

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Items of note

	For the three months ended			For the six months ended
	2018	2018	2017	2018	2017
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Gain on the sale and lease back of certain retail properties	$–	$–	$–	$–	$(299)
Amortization of intangible assets	26	32	6	58	12
Transaction and integration-related costs as well as purchase accounting adjustments associated with the acquisitions of The PrivateBank and Geneva Advisors (1)	9	(10)	20	(1)	20
Pre-tax impact of items of note on net income	35	22	26	57	(267)
Income tax impact on above items of note	(9)	(5)	(6)	(14)	46
Charge from net tax adjustments resulting from U.S. tax reforms	–	88	–	88	–
After-tax impact of items of note on net income	$26	$105	$20	$131	$(221)
(1)	Transaction costs include legal and other advisory fees, financing costs associated with pre-funding the cash component of the merger consideration, and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, the collective allowance established for new loan originations and renewals of acquired loans (prior to the adoption of IFRS 9 in the first quarter of 2018), and changes in the fair value of contingent consideration relating to the Geneva Advisors acquisition.

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Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and our communities. During the quarter we:

•	Introduced our new global community investment brand, One for Change, inspired by team CIBC and our dedication to helping people and communities thrive through volunteering and fundraising efforts; and
•	Launched the #ShatterBarriers campaign in support of our Canadian Paralympic Team and hosted Welcome Home events in major airports and CIBC Banking Centres across the country for our athletes returning from the 2018 Paralympic Games.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2017 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2018” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2018 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2018” section of our 2017 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 41 of our 2017 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

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Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 8660945#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1105464#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2018 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 6527164#) and French (514-861-2272 or 1-800-408-3053, passcode 9609900#) until 11:59 p.m. (ET) May 30, 2018. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Amy South, SVP	416-594-7386	amy.south@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

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